February 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attn.: Dale Welcome, Senior Accountant;

John Cash Senior, Accounting Branch Chief

Re:	SmartMetric, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2021

Form 10-Q for the Fiscal Quarter Ended September 30, 2021

File No. 000-54853

Dear Mr. Welcome and Mr. Cash:

This letter is written in response to the letter dated January 14, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Smartmetric, Inc. (“Smartmetric”, “we,” “us,” or “our”) relating to the above referenced filings. For your ease of reference, the Staff’s comments are repeated below in italicized font, and each comment is followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2021

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 26

1.	Please tell us how you concluded that your internal control over financial reporting was effective at June 30, 2021, considering that your disclosure controls and procedures were not effective as of the same date.

Response: Due to a scrivener’s error, we inadvertently misstated our management’s conclusion regarding internal controls over financial reporting. Based on their assessment as to the effectiveness of our internal controls over financial reporting as of June 30, 2021, our management concluded that such internal controls and procedures were in fact not effective as of June 30, 2021. We further note for the Staff that, prior to our filing of Form 10-K for the fiscal year ended June 30, 2021, all of our periodic filings since Form 10-Q for the fiscal quarter ended March 31, 2019 correctly indicated the ineffectiveness of our internal controls due to material weaknesses.

We propose to correct this scrivener’s error in our upcoming periodic filing on Form 10-Q, rather than by filing an amendment to our Form 10-K for the fiscal year ended June 30, 2021, in order to better inform and not confuse the public We respectfully request that the Staff accept our proposal.

SmartMetric, Inc. 3960 Howard Hughes Parkway, Suite 500 Las Vegas NV 89169
Tel: 702.990.3687 Email: ceo@smartmetric.com

Limitations on Controls, page 27

2.	In the last sentence of this section, you state that, “Notwithstanding the assessment that our disclosure controls and procedures and our internal controls over financial reporting were not effective and that there are material weaknesses as identified herein, we believe that our consolidated financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the periods covered thereby in all material respects.” Please tell us how this disclosure reconciles with your statement on page 26 that “Management has not identified any material weaknesses as of June 30, 2021 and our internal controls over financial reporting were effective at the reasonable assurance level.”

Response: Due to a scrivener’s error, we inadvertently misstated that our management had not identified any material weaknesses as of June 30, 2021 and that our internal controls over financial reporting were effective at the reasonable assurance level, when in fact, our management had identified material weaknesses that led them to conclude that, as of June 30, 2021, our internal controls over financial reporting were not effective at the reasonable assurance level. We further note for the Staff that, prior to our filing of Form 10-K for the fiscal year ended June 30, 2021, all of our periodic filings since Form 10-Q for the fiscal quarter ended March 31, 2019 correctly indicated the ineffectiveness of our internal controls due to material weaknesses.

We propose to correct this scrivener’s error in our upcoming periodic filing on Form 10-Q, rather than by filing an amendment to our Form 10-K for the fiscal year ended June 30, 2021, in order to better inform and not confuse the public We respectfully request that the Staff accept our proposal.

Form 10-Q for the Fiscal Quarter Ended September 30, 2021

General

3.	We remind you that non-accelerated filers and smaller reporting companies are required to present inline XBRL data for the first Form 10-Q for a fiscal period ending on or after the June 15, 2021 compliance date. In future periodic filings, please submit inline XBRL information to comply with Item 601(b)(101) of Regulation S-K.

Response: We acknowledge the Staff’s comment. In future periodic filings, we will submit inline XBRL information to comply with Item 601(b)(101) of Regulation S-K.

Please direct any further comments or questions to me at (305) 607-3910.

SmartMetric, Inc. 3960 Howard Hughes Parkway, Suite 500 Las Vegas NV 89169
Tel: 702.990.3687 Email: ceo@smartmetric.com

Sincerely,

/s/ Chaya Coleena Hendrick

Chaya C. Hendrick

Founder and CEO

Smartmetric, Inc.

cc: Andrea Cataneo, Esq., Mitchell Silberberg & Knupp LLP

SmartMetric, Inc. 3960 Howard Hughes Parkway, Suite 500 Las Vegas NV 89169
Tel: 702.990.3687 Email: ceo@smartmetric.com

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